MAHANAGAR TELEPHONE NIGAM LIMITED
                                  NEWS RELEASE

TRADING SYMBOL:  NYSE: MTE                                 FOR IMMEDIATE RELEASE
                                                                OCTOBER 17, 2005

                   MAHANAGAR TELEPHONE NIGAM LIMITED PROVIDES
                    STATUS UPDATE ON LATE FILING OF FORM 20-F

New Delhi, October 17, 2005 - Mahanagar Telephone Nigam Limited (the "Company") is providing an update on the filing with the U.S. Securities and Exchange Commission (the "SEC") of the Company's Annual Report on Form 20-F for the fiscal year ended March 31, 2005 (the "2005 Form 20-F").

As in recent years, rather than reconciling statements prepared in accordance with International Accounting Standards ("IAS") with Generally Accepted Accounting Principles in the United States of America ("US GAAP"), we are having our auditors, Price Waterhouse, Bangalore (New Delhi office) ("PWC") who have also audited the three prior years, audit US GAAP statements. Late in their audit process, PWC asked us to reconsider the way we account for employee benefits and income taxes. As a result, we will be restating shareholders' equity as of March 31, 2002 and shareholders' equity and net income as of and for the periods ended March 31, 2003 and 2004 to reflect the impact of adjustment in accounting for employee benefits and income taxes.

PWC's internal review process has taken much longer than anticipated and as a consequence, we are unable to file the 2005 20-F on a timely basis.

The Company wants to assure the market that the delay in filing the 2005 20-F is not caused by any problems with the Company's business or financial condition.

The Company is fully current in its filings with the Bombay Stock Exchange.